UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Triplecrown Acquisition Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

89677G109
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

    ☐    Rule 13d-1(b)
    ☐    Rule 13d-1(c)
    ☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting  person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 89677G109
1 NAME OF REPORTING PERSON Drawbridge DSO Securities LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 4,821,570
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 4,821,570
8 SHARED DISPOSITIVE POWER 0
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,821,570
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.8% based on 69,000,000 shares of common stock outstanding as of November 14, 2008 plus 2,303,550 Warrants (as defined in Item 4) beneficially owned by the Reporting Person)

12 TYPE OF REPORTING PERSON OO

CUSIP No.: 89677G109
1 NAME OF REPORTING PERSON Drawbridge OSO Securities LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 535,730
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 535,730
8 SHARED DISPOSITIVE POWER 0
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,730
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             Less than 1% (based on 69,000,000 shares of common stock outstanding as of November 14, 2008 plus 255,950 Warrants (as defined in Item 4) beneficially owned by the Reporting Person)

12 TYPE OF REPORTING PERSON OO

CUSIP No.: 89677G109
1 NAME OF REPORTING PERSON Drawbridge Special Opportunities Fund LP
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,821,570*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,821,570*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,821,570
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.8% (based on 69,000,000 shares of common stock outstanding as of November 14, 2008 plus 2,303,550 Warrants (as defined in Item 4) beneficially owned by the Reporting Person)

12 TYPE OF REPORTING PERSON PN

*  Solely in its capacity as the sole managing member of Drawbridge DSO Securities LLC.

CUSIP No.: 89677G109
1 NAME OF REPORTING PERSON Drawbridge Special Opportunities Fund Ltd.
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 535,730*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 535,730*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,730
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             Less than 1% (based on 69,000,000 shares of common stock outstanding as of November 14, 2008 plus 255,950 Warrants (as defined in Item 4) beneficially owned by the Reporting Person)

12 TYPE OF REPORTING PERSON OO

*  Solely in its capacity as the sole managing member of Drawbridge OSO Securities LLC.

CUSIP No.: 89677G109
1 NAME OF REPORTING PERSON Drawbridge Special Opportunities GP LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,821,570*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,821,570*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,821,570
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.8% (based on 69,000,000 shares of common stock outstanding as of November 14, 2008 plus 2,303,550 Warrants (as defined in Item 4) beneficially owned by the Reporting Person)

12 TYPE OF REPORTING PERSON OO

*  Solely in its capacity as the general partner of Drawbridge Special Opportunities Fund LP.

CUSIP No.: 89677G109
1 NAME OF REPORTING PERSON Drawbridge Special Opportunities Advisors LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 5,357,300*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 5,357,300*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,357,300
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             7.5% (based on 69,000,000 shares of common stock outstanding as of November 14, 2008 plus 2,559,500 Warrants (as defined in Item 4) beneficially owned by the Reporting Person)

12 TYPE OF REPORTING PERSON IA

*  Solely in its capacity as the investment advisor of each of Drawbridge Special Opportunities Fund LP and Drawbridge Special Opportunities Fund Ltd.

CUSIP No.: 89677G109
1 NAME OF REPORTING PERSON Fortress Principal Investment Holdings IV LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,821,570*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,821,570*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,821,570
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.8% (based on 69,000,000 shares of common stock outstanding as of November 14, 2008 plus 2,303,550 Warrants (as defined in Item 4) beneficially owned by the Reporting Person)

12 TYPE OF REPORTING PERSON OO

*  Solely in its capacity as the sole managing member of Drawbridge Special Opportunities GP LLC.

CUSIP No.: 89677G109
1 NAME OF REPORTING PERSON FIG LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 5,357,300*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 5,357,300*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,357,300
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             7.5% (based on 69,000,000 shares of common stock outstanding as of November 14, 2008 plus 2,559,500 Warrants (as defined in Item 4) beneficially owned by the Reporting Person)

12 TYPE OF REPORTING PERSON IA

*  Solely in its capacity as the sole managing member of Drawbridge Special Opportunities Advisors LLC.

CUSIP No.: 89677G109
1 NAME OF REPORTING PERSON Fortress Operating Entity I LP
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 5,357,300*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 5,357,300*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,357,300
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             7.5% (based on 69,000,000 shares of common stock outstanding as of November 14, 2008 plus 2,559,500 Warrants (as defined in Item 4) beneficially owned by the Reporting Person)

12 TYPE OF REPORTING PERSON PN

*  Solely in its capacity as the sole managing member of each of FIG LLC and Fortress Principal Investment Holdings IV LLC.

CUSIP No.: 89677G109
1 NAME OF REPORTING PERSON FIG Corp.
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 5,357,300*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 5,357,300*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,357,300
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             7.5% (based on 69,000,000 shares of common stock outstanding as of November 14, 2008 plus 2,559,500 Warrants (as defined in Item 4) beneficially owned by the Reporting Person)

12 TYPE OF REPORTING PERSON CO

*  Solely in its capacity as the general partner of Fortress Operating Entity I LP.

CUSIP No.: 89677G109
1 NAME OF REPORTING PERSON Fortress Investment Group LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 5,357,300*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 5,357,300*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,357,300
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             7.5% (based on 69,000,000 shares of common stock outstanding as of November 14, 2008 plus 2,559,500 Warrants (as defined in Item 4) beneficially owned by the Reporting Person)

12 TYPE OF REPORTING PERSON OO

*  Solely in its capacity as the holder of all of the issued and outstanding shares of beneficial interest of FIG Corp.

Item 1.
(a)           Name of Issuer:

                                 The name of the issuer is Triplecrown Acquisition Corp. (the “Issuer”).

(b)           Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 970 West Broadway, PMB 402, Jackson, Wyoming 83001.

Item 2.
(a)	Name of Person Filing:

This statement is filed by:

(i)	Drawbridge DSO Securities LLC, a Delaware limited liability company, directly owns stock described herein;

(ii)	Drawbridge OSO Securities LLC, a Delaware limited liability company, directly owns stock described herein;

(iii)	Drawbridge Special Opportunities Fund LP, a Delaware limited partnership, is the sole managing member of Drawbridge DSO Securities LLC;

(iv)	Drawbridge Special Opportunities Fund Ltd., a Cayman Islands company, is the sole managing member of Drawbridge OSO Securities LLC;

(v)	Drawbridge Special Opportunities GP LLC, a Delaware limited liability company, is the general partner of Drawbridge Special Opportunities Fund LP;

(vi)
Drawbridge Special Opportunities Advisors LLC, a Delaware limited liability company, is the investment advisor of each of Drawbridge Special Opportunities Fund LP and Drawbridge Special Opportunities Fund Ltd.;

(vii)	Fortress Principal Investment Holdings IV LLC, a Delaware limited liability company, is the sole managing member of Drawbridge Special Opportunities GP LLC;

(viii)	FIG LLC, a Delaware limited liability company, is the sole managing member of Drawbridge Special Opportunities Advisors LLC;

(ix)	Fortress Operating Entity I LP, a Delaware limited partnership, is the sole managing member of each of FIG LLC and Fortress Principal Investment Holdings IV LLC;

(x)	FIG Corp., a Delaware corporation, is the general partner of Fortress Operating Entity I LP; and

(xi)	Fortress Investment Group LLC, a Delaware limited liability company, is holder of all the issued and outstanding shares of beneficial interest of FIG Corp.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)           Address of Principal Business Office:

The address of the principal business office of each of the Reporting Persons is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105, Attention: Michael Cohn.

(c)          Citizenship:

Each of Drawbridge DSO Securities LLC, Drawbridge OSO Securities LLC, Drawbridge Special Opportunities GP LLC, Drawbridge Special Opportunities Advisors LLC, Fortress Principal Investment Holdings IV LLC, FIG LLC and Fortress Investment Group LLC is a limited liability company organized under the laws of the State of Delaware. Each of Drawbridge Special Opportunities Fund LP, and Fortress Operating Entity I LP is a limited partnership organized under the laws of the State of Delaware. Drawbridge Special Opportunities Fund Ltd. is a company organized under the laws of the Cayman Islands. FIG Corp. is a corporation organized under the laws of the State of Delaware.

(d)           Title of Class of Securities:

                                 Common Stock, par value $0.0001 per share (the “Common Stock”)

(e)            CUSIP Number:

                                 89677G109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)          ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)          ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)          ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)     ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e)          ☐    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)           ☐    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)          ☐    A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)     ☐  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
        (i)       ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

        (j)           ☐    Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

  As of  December 31, 2008, Drawbridge DSO Securities LLC is the beneficial owner of (i) 2,518,020 shares of Common Stock and (ii) 2,303,550 shares of Common Stock currently issuable upon the exercise of certain warrants (the “Warrants”), the terms of which are subject to limitations such that the Warrants may not be excercised if doing so would result in the  Reporting Person having aggregate beneficial ownership of more than 9.99% of the total issued and outstanding shares of Common Stock (the “Ownership Limitation”).  As of December 31, 2008, Drawbridge OSO Securities LLC is the beneficial owner of (i) 279,780 shares of Common Stock and (ii) 255,950 shares of Common Stock currently issuable upon the exercise of certain Warrants, subject to the Ownership Limitation.

The percentages used in this Item 4 are calculated based on 69,000,000 shares of common stock outstanding as of November 14, 2008 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2008, plus the Warrants beneficially owned by the applicable Report Person.

A.           Drawbridge DSO Securities LLC
(a)           Amount beneficially owned:  4,821,570
(b)           Percent of class: 6.8%
(c)           (i)  Sole power to vote or direct the vote:  4,821,570
(ii) Shared power to vote or direct the vote:  0
(iii) Sole power to dispose or direct the disposition:  4,821,570
(iv) Shared power to dispose or direct the disposition:  0

B.           Drawbridge OSO Securities LLC
(a)           Amount beneficially owned:  535,730
(b)           Percent of class: Less than 1%
(c)           (i)  Sole power to vote or direct the vote:  535,730
(ii) Shared power to vote or direct the vote:  0
(iii) Sole power to dispose or direct the disposition:  535,730
(iv) Shared power to dispose or direct the disposition:  0

C.           Drawbridge Special Opportunities Fund LP
(a)           Amount beneficially owned:  4,821,570
(b)           Percent of class: 6.8%
(c)           (i)  Sole power to vote or direct the vote:  0
(ii) Shared power to vote or direct the vote:  4,821,570
(iii) Sole power to dispose or direct the disposition:  0
(iv) Shared power to dispose or direct the disposition:  4,821,570

D.           Drawbridge Special Opportunities Fund Ltd.
(a)           Amount beneficially owned: 535,730
(b)           Percent of class: Less than 1%
(c)           (i)  Sole power to vote or direct the vote:  0
(ii) Shared power to vote or direct the vote:  535,730
(iii) Sole power to dispose or direct the disposition:  0
(iv) Shared power to dispose or direct the disposition:  535,730

E.           Drawbridge Special Opportunities GP LLC
(a)           Amount beneficially owned:  4,821,570
(b)           Percent of class: 6.8%
(c)           (i)  Sole power to vote or direct the vote:  0
(ii) Shared power to vote or direct the vote:  4,821,570
(iii) Sole power to dispose or direct the disposition:  0
(iv) Shared power to dispose or direct the disposition:  4,821,570

F.           Drawbridge Special Opportunities Advisors LLC
(a)           Amount beneficially owned:  5,357,300
(b)           Percent of class: 7.5%
(c)           (i)  Sole power to vote or direct the vote:  0

                      (ii) Shared power to vote or direct the vote:  5,357,300
(iii) Sole power to dispose or direct the disposition:  0
(iv) Shared power to dispose or direct the disposition:  5,357,300

G.           Fortress Principal Investment Holdings IV LLC
(a)           Amount beneficially owned:  4,821,570
(b)           Percent of class: 6.8%
(c)           (i)  Sole power to vote or direct the vote:  0
(ii) Shared power to vote or direct the vote:  4,821,570
(iii) Sole power to dispose or direct the disposition:  0
(iv) Shared power to dispose or direct the disposition:  4,821,570

H.           FIG LLC
(a)           Amount beneficially owned:  5,357,300
(b)           Percent of class: 7.5%
(c)           (i)  Sole power to vote or direct the vote:  0
(ii) Shared power to vote or direct the vote:  5,357,300
(iii) Sole power to dispose or direct the disposition:  0
(iv) Shared power to dispose or direct the disposition:  5,357,300

I.           Fortress Operating Entity I LP
(a)           Amount beneficially owned:  5,357,300
(b)           Percent of class: 7.5%
(c)           (i)  Sole power to vote or direct the vote:  0
(ii) Shared power to vote or direct the vote:  5,357,300
(iii) Sole power to dispose or direct the disposition:  0
(iv) Shared power to dispose or direct the disposition: 5,357,300

J.           FIG Corp.
(a)           Amount beneficially owned:  5,357,300
(b)           Percent of class: 7.5%
(c)           (i)  Sole power to vote or direct the vote:  0
(ii) Shared power to vote or direct the vote:  5,357,300
(iii) Sole power to dispose or direct the disposition:  0
(iv) Shared power to dispose or direct the disposition:  5,357,300

K.           Fortress Investment Group LLC
(a)           Amount beneficially owned:  5,357,300
(b)           Percent of class: 7.5%
(c)           (i)  Sole power to vote or direct the vote:  0
(ii) Shared power to vote or direct the vote:  5,357,300
(iii) Sole power to dispose or direct the disposition:  0
(iv) Shared power to dispose or direct the disposition:  5,357,300

Item 5.    Ownership of Five Percent or Less of a Class.

                 Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

 Not applicable.

Item 9.    Notice of Dissolution of a Group.

 Not applicable.

Item 10.  Certification.

                 Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2009

DRAWBRIDGE DSO SECURITIES LLC

By:         /s/ Glenn Cummins
  Name: Glenn Cummins
  Title: Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2009
DRAWBRIDGE OSO SECURITIES LLC

By:         /s/ Glenn Cummins
  Name: Glenn Cummins
  Title: Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2009
DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP

By:           DRAWBRIDGE SPECIAL OPPORTUNITIES GP LLC
         its general partner

By:         /s/ Glenn Cummins
  Name: Glenn Cummins
  Title: Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2009
DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LTD.

By:         /s/ Glenn Cummins
  Name: Glenn Cummins
  Title: Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2009
DRAWBRIDGE SPECIAL OPPORTUNITIES GP LLC

By:         /s/ Glenn Cummins
  Name: Glenn Cummins
  Title: Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2009
DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS LLC

By:         /s/ Glenn Cummins
  Name: Glenn Cummins
  Title: Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2009
FORTRESS PRINCIPAL INVESTMENT HOLDINGS IV LLC

By:         /s/ David N. Brooks
  Name: David N. Brooks
  Title: General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2009
FIG LLC

By:         /s/ David N. Brooks
  Name: David N. Brooks
  Title: General Counsel and VP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2009
FORTRESS OPERATING ENTITY I LP

By:           FIG CORP.
         its general partner

By:         /s/ David N. Brooks
   Name: David N. Brooks
  Title: Secretary, VP and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2009
FIG CORP.

By:         /s/ David N. Brooks
Name: David N. Brooks
Title: Secretary, VP and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2009
FORTRESS INVESTMENT GROUP LLC

By:         /s/ David N. Brooks
Name: David N. Brooks
Title: Secretary, VP and General Counsel

EXHIBIT INDEX

Exhibit No.	Exhibit
1
Joint Filing Agreement, dated February 19, 2009, by and among Drawbridge DSO Securities LLC, Drawbridge OSO Securities LLC, Drawbridge Special Opportunities Fund LP, Drawbridge Special Opportunities Fund Ltd., Drawbridge Special Opportunities GP LLC, Drawbridge Special Opportunities Advisors LLC, Fortress Principal Investment Holdings IV LLC, FIG LLC, Fortress Operating Entity I LP, FIG Corp. and Fortress Investment Group LLC.

Exhibit 1

JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT, dated as of February 19, 2009, is entered into by and among Drawbridge DSO Securities LLC, Drawbridge OSO Securities LLC, Drawbridge Special Opportunities Fund LP, Drawbridge Special Opportunities Fund Ltd., Drawbridge Special Opportunities GP LLC, Drawbridge Special Opportunities Advisors LLC, Fortress Principal Investment Holdings IV LLC, FIG LLC, Fortress Operating Entity I LP, FIG Corp. and Fortress Investment Group LLC (collectively referred to herein as the “Parties” and each individually as a “Party”). Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the Parties hereby acknowledge and agree that Schedule 13G is filed on behalf of each such Party and that all subsequent amendments to the Statement on Schedule 13G shall be filed on behalf of each of the Parties without the necessity of executing or filing additional joint filing agreements.  The Parties hereby acknowledge that each Party shall be responsible for timely filing of such amendments, and for the completeness and accuracy of the information concerning such Party contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other Party, except to the extent that such Party knows or has reason to believe that such information is inaccurate.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Joint Filing Agreement as of the day and year first above written.

DRAWBRIDGE DSO SECURITIES LLC

By:         /s/ Glenn Cummins
  Name: Glenn Cummins
  Title: Authorized Signatory

DRAWBRIDGE OSO SECURITIES LLC

By:         /s/ Glenn Cummins
  Name: Glenn Cummins
  Title: Authorized Signatory

DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP

By:           DRAWBRIDGE SPECIAL OPPORTUNITIES GP LLC
          its general partner

By:         /s/ Glenn Cummins
  Name: Glenn Cummins
  Title: Authorized Signatory

DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LTD.

By:         /s/ Glenn Cummins
  Name: Glenn Cummins
  Title: Authorized Signatory

DRAWBRIDGE SPECIAL OPPORTUNITIES GP LLC

By:         /s/ Glenn Cummins
  Name: Glenn Cummins
  Title: Authorized Signatory

DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS LLC

By:         /s/ Glenn Cummins
  Name: Glenn Cummins
  Title: Authorized Signatory

FORTRESS PRINCIPAL INVESTMENT HOLDINGS IV LLC

By:         /s/ David N. Brooks
  Name: David N. Brooks
  Title: General Counsel

FIG LLC

By:         /s/ David N. Brooks
  Name: David N. Brooks
  Title: General Counsel and VP

FORTRESS OPERATING ENTITY I LP

By:           FIG CORP.
          its general partner

By:         /s/ David N. Brooks
  Name: David N. Brooks
  Title: Secretary, VP and General Counsel

FIG CORP.

By:         /s/ David N. Brooks
  Name: David N. Brooks
  Title: Secretary, VP and General Counsel

FORTRESS INVESTMENT GROUP LLC

By:         /s/ David N. Brooks
  Name: David N. Brooks
  Title: Secretary, VP and General Counsel